UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Woods Investment Company, Ltd.**

(Name of Issuer)

Common Shares, no par value

Special Shares, no par value

(Title of Class of Securities)

(CUSIP Number)

December 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**     Issuer is the successor registrant to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant (the “Special Shares”) and the common shares of the Issuer into which the Special Shares are convertible (the “Common Shares) are now deemed to be registered under Section 12(g) of the Exchange Act.

***   I The CUSIP number of the American depositary shares (“ADSs”) of the predecessor registrant was 874038102. All ADSs have been cancelled.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 874038102	Page 2 of 21

(1)	Names of reporting persons TLC Biosciences Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 69,517,419 Common Shares
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 69,517,419 Common Shares
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 69,517,419 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 94.57%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 3 of 21

(1)	Names of reporting persons Sea Crest Holding Corp
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of	(7)	Sole voting power 69,517,419 Common Share
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 69,517,419 Common Share
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 69,517,419 Common Share
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 94.57%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 4 of 21

(1)	Names of reporting persons Teal Sea Holding Corp
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of	(7)	Sole voting power
shares beneficially owned by	(8)	Shared voting power 69,517,419
each reporting person	(9)	Sole dispositive power
with:	(10)	Shared dispositive power 69,517,419 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 69,517,419 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 94.57%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 874038102	Page 5 of 21

(1)	Names of reporting persons Chang-Hai Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power
shares beneficially owned by	(8)	Shared voting power 69,517,419 Common Shares
each reporting person	(9)	Sole dispositive power
with:	(10)	Shared dispositive power 69,517,419 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 69,517,419 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 94.57%
(14)	Type of reporting person (see instructions) IN

* Mr. Lin is the spouse of Ms. Yu-Hua Lin, another Reporting Person in this joint filing.

SCHEDULE 13D

CUSIP No. 874038102	Page 6 of 21

(1)	Names of reporting persons Yu-Hua Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power
shares beneficially owned by	(8)	Shared voting power 69,517,419 Common Shares
each reporting person	(9)	Sole dispositive power
with:	(10)	Shared dispositive power 69,517,419 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 69,517,419 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 94.57%*
(14)	Type of reporting person (see instructions) IN

*  The spouse of Ms. Lin is Mr. Chang-Hai Lin, another Reporting Person in this joint filing.

SCHEDULE 13D

CUSIP No. 874038102	Page 7 of 21

(1)	Names of reporting persons Chin-Nu Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 2,785,972 Common Shares
shares beneficially owned by	(8)	Shared voting power 33,566,797 Common Shares
each reporting person	(9)	Sole dispositive power 2,785,972 Common Shares
with:	(10)	Shared dispositive power 33,566,797 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 33,566,797 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.67%*
(14)	Type of reporting person (see instructions) IN

*  Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the 33,566,797 Common Shares that are deemed to be beneficially owned by the Reporting Person represent 45.67% of the Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 8 of 21

(1)	Names of reporting persons Tien-Huo Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 2,389,332 Common Shares
shares beneficially owned by	(8)	Shared voting power 33,566,797 Common Shares
each reporting person	(9)	Sole dispositive power 2,389,332 Common Shares
with:	(10)	Shared dispositive power 33,566,797 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 33,566,797Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.67%*
(14)	Type of reporting person (see instructions) IN

* Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the 33,566,797 Common Shares that are deemed to be beneficially owned by the Reporting Person represent 45.67% of the Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 9 of 21

(1)	Names of reporting persons Keelung Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,898,453 Common Shares
shares beneficially owned by	(8)	Shared voting power 33,566,797 Common Shares
each reporting person	(9)	Sole dispositive power 1,898,453 Common Shares
with:	(10)	Shared dispositive power 33,566,797 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 33,566,797 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.67%*
(14)	Type of reporting person (see instructions) IN

*  Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the 33,566,797 Common Shares that are deemed to be beneficially owned by the Reporting Person represent 45.67% of the Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 10 of 21

(1)	Names of reporting persons George Yeh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 1,375,752 Common Shares
shares beneficially owned by	(8)	Shared voting power 33,566,797 Common Shares
each reporting person	(9)	Sole dispositive power 1,375,752 Common Shares
with:	(10)	Shared dispositive power 33,566,797 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 33,566,797 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.67%*
(14)	Type of reporting person (see instructions) IN

*  Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the 33,566,797 Common Shares that are deemed to be beneficially owned by the Reporting Person represent 45.67% of the Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 11 of 21

(1)	Names of reporting persons Yan-Huei Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 884,130 Common Shares
shares beneficially owned by	(8)	Shared voting power 33,566,797 Common Shares
each reporting person	(9)	Sole dispositive power 884,130 Common Shares
with:	(10)	Shared dispositive power 33,566,797 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 33,566,797 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 45.67%*
(14)	Type of reporting person (see instructions) IN

*  Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the 33,566,797 Common Shares that are deemed to be beneficially owned by the Reporting Person represent 45.67%of the Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 12 of 21

(1)	Names of reporting persons Leemei Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 745,726 Common Shares
shares beneficially owned by	(8)	Shared voting power 745,726 Common Shares
each reporting person	(9)	Sole dispositive power 745,726 Common Shares
with:	(10)	Shared dispositive power 745,726 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 745,726 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.01%*
(14)	Type of reporting person (see instructions) IN

*  Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the percentage of class represented is based on 73,505,885 Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 13 of 21

(1)	Names of reporting persons Topmunnity Therapeutics Taiwan Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 263,905 Common Share
shares beneficially owned by	(8)	Shared voting power 263,905 Common Share
each reporting person	(9)	Sole dispositive power 263,905 Common Share
with:	(10)	Shared dispositive power 263,905 Common Share
(11)	Aggregate amount beneficially owned by each reporting person 263,905 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.36%
(14)	Type of reporting person (see instructions) CO

Based in information provided by the Issuer, as of November 11, 2021, the total issued and outstanding share capital of the Issuer consisted of (i) 5,520,000 series A special shares, which consist of 3,000,000 series A-1 special shares and 2,520,000 series A-2 special shares (collectively, the “Series A Shares”); (ii)73,505,885 Common Shares. All Special Shares immediately before November 11, 2021 were either redeemed or converted into Common Shares.  The Series A Shares are not deemed registered under the Exchange Act.  In respect of matters requiring the vote of shareholders, each Series A Share and each Common Share carries one vote. Series A Shares are not convertible into Common Shares. Accordingly the percentage of class represented is based on 73,505,885 Common Shares issued and outstanding.   Please see Item 5 for further details.

SCHEDULE 13D

CUSIP No. 874038102	Page 14 of 21

(1)	Names of reporting persons Champions Management Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)
Number of	(7)	Sole voting power 0 Common Shares
shares beneficially owned by	(8)	Shared voting power 0 Common Shares
each reporting person	(9)	Sole dispositive power 0 Common Shares
with:	(10)	Shared dispositive power 0 Common Shares
(11)	Aggregate amount beneficially owned by each reporting person 0 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 874038102	Page 15 of 21

EXPLANATORY NOTE

Reference is hereby made to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2021 (as amended on August 20, 2021, October 20, 2021 and November 11, 2021, the “Schedule 13D”) with respect to the common shares, no par value, and series B-1 shares, no par value, of the Issuer (the “Common Shares”) and the common shares and ADSs of Taiwan Liposome Company, Ltd., the Issuer’s predecessor registrant (“TLC”). TLC has become a wholly-owned subsidiary of the Issuer in a share swap between the two companies, as part of a series of related transactions that would result in, among others, a change of the holding company of the TLC business from Taiwan to Cayman Islands (the “Restructuring”).

The purpose of this Amendment is to reflect changes in the ownership structure of Common Shares by certain major shareholders of the Issuer subsequent to the most recent filing of the Schedule 13D (the “Previous Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Previous Schedule 13D.

Chang-Hai Lin, Yu-Hua Lin, Chin-Pen Lin, Tai-Ping Wu, Cheng-Hsien Lin, Chin-Nu Lin, Tien-Huo Che, Yan-Huei Lin, Keelung Hong and George Yeh (the “Individual Owners”) were among the filers of the Previous Schedule 13D. At the time of the filing of the Previous Schedule 13D, the Individual Owners were registered holders of the Common Shares. As part of the Restructuring, their beneficial interests in the Common Shares have since been changed from a direct ownership to indirect ownership through two intermediate holding companies: Teal Sea Holding Corp., a Cayman Islands company (“Teal Sea”), and TLC Biosciences Corp., a Cayman Islands company (“TLC Biosciences”). The remaining issued share capital in TLC Biosciences is held by Sea Crest Holding Corp., a Cayman Islands company (“Sea Crest”, and together with Teal Sea and TLC Biosciences, the Corporate Owners”). The Corporate Owners are being added in this Amendment as Reporting Persons.

Except as amended and supplemented in this Amendment, the information set forth in the Schedule 13D remains unchanged.

Item 2: Identity and Background

Item 2 to the Previous Schedule 13D is hereby supplemented as follows:

(a)  The Corporate Owners, TLC Biosciences, Teal Sea and Sea Crest, are being added as Reporting Persons.

(b), (c) and (f).  Set forth below is the certain information required by Item 2 with respect to each Reporting Person being added in this Amendment and its executive officers and directors, controlling persons, and executive officers and directors of its ultimate controlling person (each, a “Covered Person”).

TLC Biosciences

The principal executive offices of TLC Biosciences are located at 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan 11503, Republic of China (Taiwan).

SCHEDULE 13D

CUSIP No. 874038102	Page 16 of 21

TLC Biosciences has five directors: George Yeh, Keelung Hong, Chan Yu Lee, Moun Rong Lin and Yulu Ying. It does not have any officers. Information regarding George Yeh and Keelung Hong has been previously reported in the Schedule 13D. Information regarding Chan Yu Lee, Moun Rong Lin and Yulu Ying is set forth below:

Name	Present Principal Occupation	Relationship to Reporting Persons	Business Address
Chan Yu Lee	Representative of Chang Xiang Investment Company, Ltd.	Director of Teal Sea and TLC Biosciences	14F-4, No.167, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan.
Moun Rong Lin	Director of Nan Hsin Investment Limited Company	Director of TLC Biosciences	11F, No.201, Fuxing N. Rd., Songshan Dist., Taipei City, Taiwan
Yulu Ying	Executive Director of PAG	Director of Teal Sea and TLC Biosciences	33F, Three Pacific Place, 1 Queen’s Road East, Hong Kong

Three persons currently have more than 10% of the equity interests in TLC Biosciences on a fully diluted basis: Teal Sea, PAG Growth Lynx Holding (BVI) Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“PAG”), and Sea Crest.

Teal Sea has a 48.73% ownership interest in TLC Biosciences and the power to appoint a majority of the directors in TLC Biosciences. Teal Sea is a controlling person of TLC Biosciences under the Exchange Act.

PAG is the holder of a note exchangeable into preferred shares of TLC Biosciences (the “Note”). As a Noteholder, PAG has certain rights under the constitutional documents of TLC Biosciences, including the power to nominate and appoint a minority of the directors in TLC Biosciences. PAG is not a Reporting Person of the Schedule 13D and is not being added as a Reporting Person in this Amendment.

Sea Crest has a 51.27% ownership interest in TLC Biosciences in the form of ordinary shares. These ordinary shares represents 51.27% of the total voting power in TLC Biosciences, but Sea Crest does not have the right to elect or appoint directors under the existing constitutional documents of TLC Biosciences. Sea Crest may be deemed as a controlling person of TLC Biosciences under the Exchange Act and a person who has agreed to act together with Teal Sea, PAG and TLC Biosciences for the purpose of acquiring, holding, voting or disposing of the Common Shares. Sea Crest expressly disclaim beneficial ownership over any securities that it may be deemed to beneficially own by TLC Biosciences.

Teal Sea

The principal executive offices of Teal Sea are located at 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan 11503, Republic of China (Taiwan).

SCHEDULE 13D

CUSIP No. 874038102	Page 17 of 21

Teal Sea has four directors: George Yeh, Keelung Hong, Chan Yu Lee and Yulu Ying.  It does not have any officers.  Information regarding George Yeh and Keelung Hong has been previously reported in the Schedule 13D. Information regarding Chan Yu Lee, Moun Rong Lin and Yulu Ying is set forth in the table below:

Name	Present Principal Occupation	Relationship to Reporting Persons	Business Address
Shieh-Shung, Chen	Advisor	Director of Sea Crest*	2F, NO.3, Park St., Nangang Dist., Taipei City, Taiwan
Chi Keung, Chan	Director of Jetstar Oriental Limited	Director of Sea Crest*	Flat 11A, Golden Valley Manson, 137 Caine Road, Midlevels Hong Kong

Teal Sea is jointly controlled by the Individual Owners. None of the 10 Individual Owners hold more than 20% of the issued share capital of Teal Sea. Information regarding the Individual Owners has been previously reported in the Schedule 13D.

Sea Crest

The principal executive offices of Sea Crest are located at 11F-1, No. 3 Yuanqu Street, Nangang District, Taipei City, Taiwan 11503, Republic of China (Taiwan).

Sea Crest has three directors: George Yeh, Shieh-Shung, Chen and Chi Keung, Chan. Sea Crest does not have any officers.  Information regarding Shieh-Shung, Chen and Chi Keung, Chan is set forth in the table above.

Sea Crest is held by a large number of shareholders, all of them are former TLC shareholders who have elected to participate in the Restructuring. None of the shareholders hold more than 20% of the issued share capital of Sea Crest.

(d) and (e). In respect of the Corporate Owners, neither the Corporate Owner nor, to the Corporate Owner’s knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Considerations

Item 2 of the Schedule 13D is hereby supplemented as follows:

On December 30, 2021, all of the Individual Owners exchanged their equity interests in the Issuer (the “Share Exchange”) into equity interests in Teal Sea.  The Share Exchange was consummated by the sale of the Common Shares to TLC Biosciences, the use of the sale proceeds by the Individual Owners to subscribe for shares in Teal Sea, and the use of the subscription proceeds by Teal Sea for the subscription of the same number of shares in TLC Biosciences. TLC Biosciences procured a bridge loan from KGI Bank to finance the purchase price of the Common Shares from the Individual Owners, and repaid the bridge loan using subscription proceeds in the same amount received from Teal Sea.

On October 12, 2021, Teal Sea issued the Note to PAG. The Note is in the principal amount of US$36 million. Net proceeds of the issuance were remitted to TLC Biosciences as a shareholder loan, and TLC Biosciences remitted such amount to Woods as a shareholder loan. Woods used the loan amount to finance the Restructuring, including the payment of cash consideration to TLC shareholders electing not to participate in the Restructuring.

SCHEDULE 13D

CUSIP No. 874038102	Page 18 of 21

Item 4: Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Share Exchange between the Individual Owners and Teal Sea was part of the series of related transactions of the Restructuring. Concurrently with the changes with the shareholding structure of the Individual Owners, certain other holders of the Common Shares also made similar changes and are now holding their interests in the Issuer through Sea Crest and TLC Biosciences (the “Sea Crest Share Exchange”).

As a result of the changes in the shareholding structure described above, the Issuer has become a subsidiary of TLC Biosciences. The Restructuring will be deemed completed when TLC Biosciences becomes the sole stockholder of the Issuer.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a)  TLC Biosciences is the direct owner of 69,517,419 Common Shares (the “Subject Shares”), of which 33,566,797 Common Shares were acquired in the Share Exchange from the Individual Owners and the remaining 35,950,622 Common Shares were acquired in the Sea Crest Share Exchange from certain other holders of Common Shares.

To the Reporting Person’s knowledge, there have not been changes in the Issuer’s issued and outstanding share capital as reported in the Previous Schedule 13D, which consists of (i) 5,520,000 series A special shares, of which 3,000,000 are series A-1 special shares and 2,520,000 are series A-2 special shares (collectively, the “Series A Shares”); (ii) no series B-1 special shares (the “Special Shares”); and (iii) 73,505,885 Common Shares. The Special Shares are registered in the Exchange Act but the Series A Shares are not.  Each Series A Share, as well as each Common Share, carries one vote in the general meetings of the Issuer.

Based on the above information, the Subject Shares (i.e., 69,517,419 Common Shares) represent 94.57% of the Common Shares issued and outstanding. TLC Biosciences also owns a portion of the Series A Shares that are outstanding. After having taken into account of the Series A Shares and the voting power attached to these Series A Shares, TLC Biosciences holds 94.95% of the total voting power in the Issuer.

As Teal Sea is a controlling person of TLC Biosciences, Teal Sea may be deemed to have beneficial interests in the number of Common Shares held by TLC Biosciences.

As Sea Crest may be deemed to be a controlling person of TLC Biosciences and a person who has agreed to act together with Teal Sea, PAG and TLC Biosciences for the purpose of acquiring, holding, voting or disposing of the Common Shares, Sea Crest may be deemed to have beneficial interests in the number of Common Shares held by TLC Biosciences.

As all the Individual Owners, as a group, own all of the issued and outstanding share capital of Teal Sea and share a common understanding that Teal Sea shall be jointly controlled by them, they may be deemed to be acting as a “group” for purposes of Section 13(d) of the Exchange Act and share the beneficial ownership of the Subject Shares held by TLC Biosciences. Each Individual Owner expressly disclaims any beneficial ownership over the Common Shares, except as to his or her pecuniary interest thereunder.

(b) TLC Biosciences has the sole power to direct the vote and the sole power to direct the disposition of all of the Subject Shares.

Teal Sea may be deemed to have the shared power with other stakeholders to direct the vote and the shared power to direct the disposition of all of the Subject Shares.

Sea Crest may be deemed to have the shared power with other stakeholders to direct the vote and the shared power to direct the disposition of all of the Subject Shares.

Each Individual Owner may be deemed to have the shared power with the other Individual Owners to direct the vote and the shared power to direct the disposition of all of the Subject Shares through Teal Sea.

SCHEDULE 13D

CUSIP No. 874038102	Page 19 of 21

(c) Except for the Sea Crest Share Exchange, none of the Reporting Persons have effected any other transactions in the Common Shares since the filing of the Previous Schedule 13D. The first phase of Sea Crest Share Exchange was completed on December 30, 2021, pursuant to which TLC Biosciences acquired 35,950,622 Common Shares from certain shareholders of the Issuer.

(d) PAG is the holder of the Note described in Item 2 and Item 3 above. The Note gives PAG the right to exchange the outstanding amount thereunder for preferred shares of TLC Biosciences. On a fully-diluted basis, these preferred shares represent a 10.96% indirect ownership interest in the total number of the Common Shares that are outstanding. Information concerning PAG’s purchase of the Note has been previously disclosed in the Schedule 13D, and the purchase agreement has been filed as an exhibit earlier. The constitutional documents of TLC Biosciences provides for certain rights to holders of the Note and the underlying preferred shares. Among others, PAG, as holder of the Note, currently has the right to appoint one director and nominate another one to the board of directors of TLC Biosciences. PAG has the right to receive proceeds from the sale of the Common Shares by TLC Biosciences, if any, in the future. The constitutional documents of TLC Biosciences are being filed as exhibits to this Amendment. The foregoing description is qualified in its entirety by the full text of such documents

TLC Biosciences has issued convertible bonds to a number of investors. The convertible bonds give their holders the discretion to convert the outstanding amount thereunder into ordinary shares of TLC Biosciences. On a fully diluted basis, the aggregate number of ordinary shares issuable under the convertible bonds represents less than a 5% indirect ownership interest in the total number of the Common Shares that are outstanding. If the convertible bonds are converted, holders of the underlying shares have the right to receive proceeds from the sale of the Common Shares by TLC Biosciences, if any, in the future.

The liquidation provisions in the constitutional documents of TLC Biosciences set forth the priority and entitlement of different stakeholders when TLC Biosciences receive proceeds from the sale of Common Shares, if any, in the future.

Except as described above, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

(e)     Not applicable.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the Explanatory Note and Item 5 of this Amendment.

Teal Sea, Sea Crest, PAG, TLC Biosciences, the Issuer and TLC, the predecessor of the Issuer, are parties to a securities holders agreement dated October 12, 2021 (the “SHA”). The Issuer and its affiliates entered into the SHA in connection with the issuance of the Note to PAG to finance the Restructuring. The SHA is an arrangement between the Issuer and its affiliates, on the one hand, and PAG, on the other, on the acquisition of the Common Shares by the Reporting Persons.

Under the SHA, Sea Crest has the obligation to include in its constitutional documents provisions that would prohibit any transfer of its shares (other than shares transferred to affiliates), with such obligation waivable by PAG.  Sea Crest also has the obligation to not grant any security interest in shares of TLC Biosciences. These provisions could prohibit the disposition of any indirect interest in the Common Shares by Sea Crest to third parties.

Under the SHA, Teal Sea, Sea Crest and any other future shareholders of TLC Biosciences have the obligation to vote their shares to support the arrangements in the SHA and the constitutional documents of TLC Biosciences. These arrangements include, among others, board appointment rights, PAG’s veto rights, and transfer restrictions. These provisions could affect the holding of the Common Shares by the Reporting Persons.

Under the SHA, PAG has the obligation to discuss with the affiliates of the Issuer, including the Individual Owners, the possibility of reducing its control in TLC Biosciences if PAG becomes a mainland Chinese investor under Taiwan laws.

The SHA and the constitutional documents of TLC Biosciences prescribe the order and entitlements of different stakeholders in a sale of the Common Shares.

As collateral for Teal Sea’s obligations under the Note, TLC Biosciences has pledged 15,111,351 Common Shares and 3,000,000 Series A Shares for the benefit of PAG, the Noteholder.  These pledged securities represent 22.92% of the total voting power in the Issuer.

SCHEDULE 13D

CUSIP No. 874038102	Page 20 of 21

Item 7: Material to be Filed as Exhibits

Item 7 of the Previous Schedule 13D is hereby supplemented as follows:

The following exhibit is being filed under this Statement:

Exhibit 99.1	Joint Filing Agreement, dated January 7, 2022, by and among the Reporting Persons.
Exhibit 99.2	Memorandum and Articles of Association of TLC Biosciences
Exhibit 99.3	Securities Holders’ Agreement
Exhibit 99.4	Exchangeable Note

SCHEDULE 13D

CUSIP No. 874038102	Page 21 of 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2022
TLC Biosciences Corp.
	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	Director

Teal Sea Holding Corp.
	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	Director

Sea Crest Holding Corp.
	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	Director

Chang-Hai Lin
/s/ Chang-Hai Lin

Yu-Hua Lin
/s/ Yu-Hua Lin

Chin-Pen Lin
/s/ Chin-Pen Lin

Tai-Ping Wu
/s/ Tai-Ping Wu

Cheng-Hsien Lin
/s/ Cheng-Hsien Lin

Chin-Nu Lin
/s/ Chin-Nu Lin

Tien-Huo Chen
/s/ Tien-Huo Chen

Yan-Huei Lin
/s/ Yan-Huei Lin

Keelung Hong
/s/ Keelung Hong

George Yeh
/s/ George Yeh